UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: May 9, 2005

LA CABEZA DRILLING EXTENDS GOLD MINERALISATION

Vancouver, B.C., May 9 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) has received results for 18 shallow, reverse-circulation drill holes (totalling 887 metres) at its La Cabeza epithermal gold property. The drilling tested potential extensions to the known mineralisation at La Cabeza.

The Ojo Zone was drilled east and south of defined mineralisation. Drill holes LCP-137, 139 and 142 provided intercepts of 12 metres of 1.7 g/t gold, 9 metres of 4.3 g/t gold, and 9 metres of 2.0 g/t gold, respectively. The drill holes are interpreted to have intersected faulted extensions to the known zone.

The Luna Zone was drilled east of known mineralisation. Drill hole LCP-148 intersected 12 metres of 2.4 g/t gold in a new mineralised position. LCP-149 intersected low grade mineralisation in two intervals.

Drilling east and west of the known Cuello Vein intersected parallel veins, referred to as Cuello East and Cuello West. LCP-143 intersected 9 metres of 5.5 g/t gold from a depth of 8 metres, on the eastern structure. On the western structure, drill hole LCP-146 intersected 3 metres at 3.2 g/t gold in an area of sand cover.

Significant Results – RC Drilling

Zone	Drill hole	From (m)	To (m)	Width (m)	Gold (g/t)
Ojo Extensions	LCP-137	6	18	12	1.7
	LCP-139	0	9	9	4.3
	LCP-142	2	11	9	2.0
Luna Extension	LCP-148	19	31	12	2.4
	LCP-149	1	4	3	1.3
	and	19	25	6	1.0
Cuello East	LCP-143	8	17	9	5.5
	and	29	32	3	2.3
Cuello West	LCP-146	0	3	3	3.2
	and	27	33	6	1.8
Barbilla	LCP-152	0	6	6	1.8

All assays are preliminary results

Follow up drilling of these extensions is a priority for late May. At that time, drilling of new zones recently reported (see Exeter news release dated March 31, 2005) will also be conducted.

Sampling and Assaying Procedures

All samples were collected using a cyclone in one metre intervals and the majority was then composited into three metre samples. Samples were then prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50gm charge) at the ALS Chemex laboratory in Chile. Check assaying of all samples assaying greater than 1.0g/t Au will be completed by ALS Chemex. Standard, blank and duplicate samples are used throughout the sample sequence as checks.

Qualified Person

Bryce Roxburgh, a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a Canadian company exploring epithermal gold/silver and porphyry copper/gold projects in Argentina. Exploration at Exeter’s 100% owned, La Cabeza project has delineated an estimated, inferred resource of 720,000 ounces of gold, comprising 12.0 million tonnes grading 1.8 g/t gold, at a cut-off grade of 0.5 g/t gold (as reported in Jan. 17, 2003 technical report by Qualified Person Mr. Ruben S. Verzosa). Resource calculations and engineering, metallurgical, hydrological, and environmental work are continuing as part of a pre-feasibility study, scheduled for completion in June.

Separately, in the prospective Patagonia region of Argentina, Exeter is exploring under a strategic partnership with Cerro Vanguardia S.A, an AngloGold subsidiary. The agreement provides Exeter with an option over 25 epithermal gold/silver properties, including the Cerro Puntudo discovery. Exeter is also exploring epithermal gold targets in Chile under a strategic partnership with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

Investor Inquiries

Yale Simpson, Chairman

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, B.C. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

For Immediate Release: May 11, 2005

NEW STUDY INCREASES LA CABEZA GOLD RESOURCE BY 25%

Vancouver, B. C., May 11, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that the estimated global inferred gold resource at its La Cabeza Gold Project in Mendoza Province, Argentina has been increased by approximately 25%, to 890,000 ounces. The increase reflects both additional drilling at the project and improved geological models.

A new report which combines work by external Australian consultants, Hellman & Schofield Pty. Ltd. and management analysis, estimates that La Cabeza contains 18.3 million tonnes averaging 1.5 g/t gold, at a cut-off grade of 0.5 g/t gold. At a cut-off grade of 1.0 g/t gold, a new inferred resource of 670,000 ounces of gold is estimated (an 8% increase from previous estimates), based on 8.2 million tonnes, averaging 2.5 g/t gold.

Yale Simpson, Exeter’s Chairman commented: “La Cabeza is an attractive project and we are optimistic that we will continue to add to its gold resources with upcoming drilling on several, recently-announced, targets. This drilling will commence in late May.”

La Cabeza Project Inferred Mineral Resources

0.5 g/t gold cut-off				1.0 g/t gold cut-off
Zone	Tonnes	Grade gold	Contained Gold	Zone	Tonnes	Grade gold	Contained Gold
	Mt	g/t	ounces		Mt	g/t	ounces

Cuello	3.64	2.15	251,612	Cuello	2.16	3.12	217,673
Luna	5.49	1.30	229,460	Luna	2.39	2.07	159,059
Ojo	3.27	1.62	170,315	Ojo	1.29	3.04	126,082
Mandibula	5.31	1.06	180,964	Mandibula	1.79	1.78	102,439
Cachete	0.35	3.08	34,659	Cachete	0.33	3.39	35,967
Labio East	0.10	4.44	14,275	Labio East	0.09	4.96	14,352
Labio South	0.07	2.45	5,514	Labio South	0.07	2.45	5,514
Labio West	0.08	1.67	4,295	Labio West	0.09	2.04	5,903

TOTAL	18.3	1.5	890,000	TOTAL	8.2	2.5	670,000

The revised global inferred mineral resource estimates for the El Cuello, La Luna, El Ojo, and La Mandibula deposits were interpolated by the use of the Multiple Indicator Kriging method. These revised resources were estimated using an additional 67 holes, totaling 4798 metres of drilling and 2050 metres of sawn channel sampling, conducted in 2004 and 2005.

The El Cachete prospect was re-calculated internally utilising the manual polygonal cross sectional method of estimation. Although new geological models were utilised in the El Cachete estimation process, it was deemed inappropriate to use computer estimation methods at this time, due to a lack of substantial drilling density. The previous resource estimation figures for the Labio East, South and West prospects have been utilised, as no new geological information was available.

The internal classification of the resources in this news release is as an inferred mineral resource. Under National Instrument (“NI”) 43-101 it must not be assumed that any part of the resource outlined in this disclosure will be upgraded to indicated or measured category as a result of continued exploration. Exeter has engaged independent consultants, who are presently calculating the indicated and inferred mineral resources at La Cabeza, in compliance with NI 43-101.

Robert Harley, B.Sc., Exeter's Vice President, Exploration, a qualified person within the definition of that term in NI 43-101 of the Canadian Securities Administrators, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. Exploration for new gold zones under extensive soil cover has recently commenced at La Cabeza. Engineering, metallurgical, hydrological and environmental work is continuing.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties. Exeter recently commenced a second stage program on the Cerro Puntudo Project following encouraging results released in February.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in a 800 square kilometer area.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

EXETER RESOURCE CORPORATION

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, B.C. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

Suite 301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 2.	Date of Material Change

May 11, 2005

Item 3.	News Release

The News Release dated May 11, 2005 was disseminated via CCN Matthews.

Item 4.	Summary of Material Change

Exeter Resource Corporation announces that the estimated global inferred gold resource at its La Cabeza Gold Project in Mendoza Province, Argentina has been increased by approximately 25%, to 890,000 ounces. The increase reflects both additional drilling at the project and improved geological models.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 11th day of May, 2005.

SCHEDULE “A”

For Immediate Release: May 11, 2005

NEW STUDY INCREASES LA CABEZA GOLD RESOURCE BY 25%

Vancouver, B. C., May 11, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that the estimated global inferred gold resource at its La Cabeza Gold Project in Mendoza Province, Argentina has been increased by approximately 25%, to 890,000 ounces. The increase reflects both additional drilling at the project and improved geological models.

A new report which combines work by external Australian consultants, Hellman & Schofield Pty. Ltd. and management analysis, estimates that La Cabeza contains 18.3 million tonnes averaging 1.5 g/t gold, at a cut-off grade of 0.5 g/t gold. At a cut-off grade of 1.0 g/t gold, a new inferred resource of 670,000 ounces of gold is estimated (an 8% increase from previous estimates), based on 8.2 million tonnes, averaging 2.5 g/t gold.

Yale Simpson, Exeter’s Chairman commented: “La Cabeza is an attractive project and we are optimistic that we will continue to add to its gold resources with upcoming drilling on several, recently-announced, targets. This drilling will commence in late May.”

La Cabeza Project Inferred Mineral Resources

0.5 g/t gold cut-off				1.0 g/t gold cut-off
Zone	Tonnes	Grade gold	Contained Gold	Zone	Tonnes	Grade gold	Contained Gold
	Mt	g/t	ounces		Mt	g/t	ounces

Cuello	3.64	2.15	251,612	Cuello	2.16	3.12	217,673
Luna	5.49	1.30	229,460	Luna	2.39	2.07	159,059
Ojo	3.27	1.62	170,315	Ojo	1.29	3.04	126,082
Mandibula	5.31	1.06	180,964	Mandibula	1.79	1.78	102,439
Cachete	0.35	3.08	34,659	Cachete	0.33	3.39	35,967
Labio East	0.10	4.44	14,275	Labio East	0.09	4.96	14,352
Labio South	0.07	2.45	5,514	Labio South	0.07	2.45	5,514
Labio West	0.08	1.67	4,295	Labio West	0.09	2.04	5,903

TOTAL	18.3	1.5	890,000	TOTAL	8.2	2.5	670,000

The revised global inferred mineral resource estimates for the El Cuello, La Luna, El Ojo, and La Mandibula deposits were interpolated by the use of the Multiple Indicator Kriging method. These revised resources were estimated using an additional 67 holes, totaling 4798 metres of drilling and 2050 metres of sawn channel sampling, conducted in 2004 and 2005.

The El Cachete prospect was re-calculated internally utilising the manual polygonal cross sectional method of estimation. Although new geological models were utilised in the El Cachete estimation process, it was deemed inappropriate to use computer estimation methods at this time, due to a lack of substantial drilling density. The previous resource estimation figures for the Labio East, South and West prospects have been utilised, as no new geological information was available.

The internal classification of the resources in this news release is as an inferred mineral resource. Under National Instrument (“NI”) 43-101 it must not be assumed that any part of the resource outlined in this disclosure will be upgraded to indicated or measured category as a result of continued exploration. Exeter has engaged independent consultants, who are presently calculating the indicated and inferred mineral resources at La Cabeza, in compliance with NI 43-101.

Robert Harley, B.Sc., Exeter's Vice President, Exploration, a qualified person within the definition of that term in NI 43-101 of the Canadian Securities Administrators, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. Exploration for new gold zones under extensive soil cover has recently commenced at La Cabeza. Engineering, metallurgical, hydrological and environmental work is continuing.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties. Exeter recently commenced a second stage program on the Cerro Puntudo Project following encouraging results released in February.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in a 800 square kilometer area.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, B.C. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

INTERIM REPORT

FIRST QUARTER 2005

Conversions
Au	Gold
Ag	Silver
g/t	grams per tonne
oz	ounce
1 tonne	1.102 tons
1 troy ounce	31.1035 grams
1 ounce/ton	34.2857 grams per tonne
km	kilometre
1 kilometre	.62 miles
1 metre	3.28 feet

EXETER RESOURCE CORPORATION

Management Discussion and Analysis

First Quarter Ended March 31, 2005

May 15, 2005

BUSINESS OVERVIEW

Exeter Resource Corporation (“the Company”) is a mineral exploration company engaged in the acquisition, exploration and development of resource properties in South America.

The Company’s current focus is the exploration of mineral properties in Argentina, where the Company owns outright, or has the right to acquire through option agreements, interests in exploration properties. One of the Company’s properties contains inferred resources, but, at present, none contains defined economic reserves of recoverable minerals. The Company has no operating income. Should the Company successfully delineate, through its exploration efforts, commercially mineable reserves on any of its mineral properties, it will seek to develop the opportunity by bringing the property into commercial production itself, or through a contract mining arrangement, or by way of a joint venture.

The Company is incorporated under the laws of British Columbia and is listed on the TSX Venture Exchange under the trading symbol “XRC”. It is a reporting issuer in British Columbia and Alberta and has filed for registration in the United States on Form 20F.

Corporate operations of the Company are directed from Vancouver and Argentina, by management and directors who have professional expertise and extensive industry experience.

Forward Looking Statements

This report contains forward looking statements and information. Such forward looking statements are based on the Company’s plans and expectations and involve known and unknown risks, uncertainties and factors which may cause the actual results, performance or achievements of the Company to be materially different from any performance or achievement expressed or implied by such forward looking statements.

REPORT ON OPERATIONS

Operations

Following its reorganization in 2002, the Company focused on reviewing and acquiring mineral properties and securing capital for the exploration of those properties. Subsequently, work has comprised detailed drilling and associated engineering studies at its La Cabeza Gold Project, and exploration drilling on Patagonia gold projects acquired through the Company’s alliance with Cerro Vanguardia S.A.

In 2003, the Company acquired or secured an option to acquire the rights to five groups of gold properties in Argentina, including its principal and most advanced property, La Cabeza. These acquisitions and subsequent, successful financing efforts represent substantial milestones for Exeter. A summary of the Company’s mineral properties follows:

SUMMARY OF PROJECTS
Vendor/Options	Rights acquired	Major properties	Land Area (sq km)	Paid to Date	Future cash commitments
Cognito Limited (“Cognito”)	Option for 100%	La Cabeza - 7 concessions	100	1,600,000 shares and $25,000	exploration expenditures of US$3,000,000 cash payments of US $525,000 to Dec15, 2014 3.5% NSR cash payment of $2,500,000 or issue 2,500,000 shares
Estelar Resources Limited (“Estelar”)	Option for 100%	Rosarita, Quispe, Llanos Ricos/ El Salado and Dolores - 21 concessions	385	1,000,000 shares and $2,820	2% NSR
Minera Río de la Plata (“MRP”)	Option for 100%	Agua Nueva Rosarita South La Ramada - 45 concessions	312	$5,000	cash payments of $440,000 2% NSR
Cerro Vanguardia Sociedad Anónima (“CVSA”)	Option for 100%	Cerro Moro Santa Cruz Chubut Río Negro - 39 concessions	1,047	$US100,000	exploration expenditures of US$3,000,000 to Dec 30, 2007 2% NSR

In 2004, the Company expanded its exploration team, based in Mendoza City in central western Argentina, and rented new offices to accommodate this expansion. Four projects were advanced to the drilling stage, and one, the La Cabeza project, moved to the evaluation stage. Exploration of the CVSA property portfolio led to the drilling of the Cerro Moro and Cerro Puntudo projects. Efforts to identify additional exploration opportunities continued.

Cognito

Acquisition terms

In March 2003, the Company announced that it had acquired the option to a 50% interest in Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the La Cabeza gold project in Argentina, for payment of 800,000 common shares, issued to the principals of Rowen Company Limited (“Rowen”), the beneficial owners of Cognito.

The Company announced in July 2003 that it had acquired the option to the remaining 50% interest in Cognito for further payment to the principals of Rowen of $25,000 cash and an additional 800,000 common shares of the Company. As a principal of Rowen, Bryce Roxburgh, the President and CEO and a director of the Company, received a total of 800,000 common shares of the Company and will not vote as a director on matters concerning La Cabeza where his interest in Rowen represents a potential conflict of interest.

To exercise the options to acquire 100% of Cognito, the Company is required to incur a total of US$3.0 million in exploration and development expenditures at La Cabeza by March 2007, of which a minimum of US$1.5 million is required to be spent by March 2006 (already spent). In addition, on the earlier of completion of these expenditures or completion of a bankable feasibility study, the Company must pay to the principals of Rowen a further CAN $2.5 million cash or, at the Company’s option, 2.5 million common shares of the Company.

To earn its interest in the La Cabeza property (subject to a 3.5% net smelter royalty (“NSR”) in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000 in staged payments to December 2014. On behalf of Cognito, the Company has made all required payments, totalling US$40,000, to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR for US$1,000,000.

La Cabeza

Property Description

La Cabeza is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 100 square kilometres. An additional 266 square kilometres of concessions, comprising the Agua Nueva property, are held under option pursuant to an agreement with MRP, described below. Geologically, La Cabeza is categorized as a partially-explored, low-sulphidation, epithermal gold system. It is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development (“AMD”), who spent US$3.34 million on exploration to outline ore-grade gold mineralisation within epithermal quartz veins and breccias, in hydrothermally–altered, Permo-Triassic felsic volcanic rocks. Preliminary metallurgical testwork results indicated +90% gold recovery for oxidized and sulphide bearing material by conventional leaching methods. Drilling included 16,000 meters of diamond and reverse circulation testing. Exploration partially delineated multiple zones of gold mineralisation within a 2 x 2 km area and led to resource calculations and an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a “qualified person” as described in National Instrument 43-101 (“NI 43-101”), to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that resources established to that date were “Inferred Resources” as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code. The stated inferred resource at a 0.5 g/t cut-off grade was 12 million tonnes at 1.8 g/t gold for 718,000 ounces of gold, and at a 1.0 g/t cut-off grade, was 6.8 million tonnes at 2.8 g/t gold for 628,000 ounces of gold.

Mr. Verzosa recommended exploration in two stages to examine the potential for open pit mining of the known mineralisation at La Cabeza. Stage 1, estimated to cost US$150,000, comprised limited additional drilling to confirm geology, followed by metallurgical testing. Stage 2, estimated to cost US$1.25 million, comprised infill drilling to establish indicated resources to a pre-feasibility level of confidence. Metallurgical, engineering and environmental studies were also recommended. Mr. Verzosa’s report can be viewed at www.sedar.com.

Robert Harley, Exeter’s Vice President, Exploration completed a report complying with the requirements of NI 43-101 updating all exploration to September, 2004. This report can also be viewed at www.sedar.com.

Option to Purchase Surface Rights

The Company has signed an option to purchase the surface rights overlying the La Cabeza development site. The option includes the right to purchase the 7,000 hectare property for US$67,000, payable over three years, and the building of two new houses for the landowner. The initial payment was made in November, 2004. The landowner has the right to continue grazing on the property outside a defined mining area, and a further right to purchase the property from Exeter at a nominal cost upon the completion of mining.

Exploration

In November 2003, the Company retained Sandercock and Associates Pty. Ltd. (“Sandercock”) of Australia to update the AMD scoping study, for the purpose of guiding management on whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. Following receipt of this report, management recommended the property be advanced, and, in line with the earlier Verzosa recommendation, initiated a pre-feasibility study in January 2004.

To March 31, 2005, work on the pre-feasibility study included 67 drill holes, for 4,798 metres of drilling, and 2,050 metres of channel sampling. In addition, a program of geological modelling, metallurgical, geotechnical, engineering, hydrological and environmental work is underway. The pre-feasibility study will provide a basis for proceeding with a bankable feasibility study and commercial production.

Drilling and Channel Sampling

In March 2005, the drilling program recommended by Verzosa was completed. The exploration program had two objectives: (i) to bring a large part of the previously defined ‘inferred resource’ into the ‘indicated resource’ category; and (ii) to establish the limits of existing mineralised zones along strike, and laterally, from previous drill holes. In total, 33 diamond drill holes, for 2,069 metres, and 44 reverse circulation holes, for 2,729 metres, were completed. The bulk of the drilling was within the 0.5 g/t gold mineralised envelopes that define each of the Ojo, Luna, Cuello and Mandibula zones.

A comprehensive channel sampling program was a key element of the pre-feasibility sampling program at La Cabeza. The channel sampling provided two benefits: (i) the detailed surface assay data enabled drill hole intercepts to be interpreted, and in many cases projected to surface; and (ii) a geological model was created for the purpose of resource calculations. Overall, 2,050 metres of sawn channel samples were cut and assayed.

The exploration program led to a far more detailed picture of La Cabeza mineralisation. The most important outcome was the recognition of new areas of higher-grade gold mineralisation in the Ojo, Luna and Mandibula zones. This mineralisation, identified in both the surface channel samples and shallow drill holes, was not previously known, due to the positioning of earlier AMD drill holes at lower elevations and down dip of the outcropping mineralisation. The use of specialty drill rigs and new roads provided access to these previously untested, upper portions of the mineralised zones.

Revised Resource Estimation

After March 31, 2005, the Company released a new estimate of the global inferred mineral resources at La Cabeza based on in-house geological modelling and independent calculations by consultants Hellman and Schofield Pty. Ltd. The following table also includes the previous resource estimation for the Cachete, Labio East, Labio South, and Labio West zones, as confirmed by the Verzosa report.

La Cabeza Project Inferred Mineral Resources

0.5 g/t gold cut-off				1.0 g/t gold cut-off
Zone	Tonnes	Grade gold	Contained Gold	Zone	Tonnes	Grade gold	Contained Gold
	Mt	g/t	ounces		Mt	g/t	ounces

Cuello	3.64	2.15	251,612	Cuello	2.16	3.12	217,673
Luna	5.49	1.30	229,460	Luna	2.39	2.07	159,059
Ojo	3.27	1.62	170,315	Ojo	1.29	3.04	126,082
Mandibula	5.31	1.06	180,964	Mandibula	1.79	1.78	102,439
Cachete	0.35	3.08	34,659	Cachete	0.33	3.39	35,967
Labio East	0.10	4.44	14,275	Labio East	0.09	4.96	14,352
Labio South	0.07	2.45	5,514	Labio South	0.07	2.45	5,514
Labio West	0.08	1.67	4,295	Labio West	0.09	2.04	5,903

TOTAL	18.3	1.5	890,000	TOTAL	8.2	2.5	670,000

The inferred mineral resource estimates for the Cuello, Luna, Ojo and Mandibula zones were interpolated by the use of the Multiple Indicator Kriging method.

Exeter has engaged independent consultants to provide an estimation of the indicated and inferred mineral resources in compliance with NI 43-101. This estimation is scheduled for release to shareholders by the end of June 2005.

New Exploration Targets

The new geological model for La Cabeza has led to the identification of exploration targets representing mineralisation that may be displaced by faulting of known mineralised zones, and the discovery of “blind mineralisation” below sand areas between the zones of outcropping mineralisation. Drilling of the new exploration targets, which commenced January, 2005, was suspended in March so that drilling could be conducted on the Cerro Puntudo project, and will start up again in June 2005.

During the period ended March 31, 2005, comprehensive in-house due diligence was conducted on the Company’s geological database for La Cabeza to ensure its integrity, including check surveying of drill hole locations and down-hole deviations. Three dimensional geological modelling of the mineralised zones was completed.

Pre-feasibility Studies

Resource Estimates

The resource estimate for the pre-feasibility study is being carried out by Hellman and Schofield using new data derived from the drilling and channel sampling programs.

Pit Optimisation

Open pit design and pit optimisation was contracted to Australian Mine Design and Development, Sydney. This study will follow completion of the resource estimates and preliminary mine scheduling. The open pit design and metallurgical studies will provide the main engineering inputs to the plant design study, which has been contracted to Ausenco Limited, Brisbane. Completion of the plant design work is scheduled for June.

Geotechnical

Vector Engineering (Chile) completed preliminary geotechnical studies, including field examinations and the assessment of all Exeter data from drill core logging. Results of the study will be used to determine the optimum pit slopes.

Mining Assessment

Preliminary mining cost estimates are being provided by a South America-based mining contractor for open pit design, pit optimisation and production scheduling.

Metallurgy

Quartered HQ drill core samples and minus 12 mm size reject material retained from drilling were selected for metallurgical test work being completed by AMMTEC Laboratories, Sydney. A comprehensive testing program on a bulk composite sample, from within each of the mineralised zones, and approximately 20 individual mineralised drill intercepts, is nearly complete. The program has been split equally between comminution characterisation test work and gold-silver extraction test work. The extraction test work has also provided the necessary data for tailings and waste water characterisation.

The metallurgical program is expected to be completed during the second quarter. Overall the data appears to fall in line with predicted metal recovery estimates for the relatively hard ore types, typical of the La Cabeza deposit.

Infrastructure

The development site has been fully surveyed and the digital data adapted for infrastructure investigations. Argentina’s San Juan University hydrology group is responsible for site work at La Cabeza to locate process and potable water sources, and to determine the de-watering requirement of the planned open pits. Other infrastructure investigations to date have included cost estimates for mine access, communications, on-site power generation, workforce availability and training, and site accommodation.

Environmental and Community

Baseline environmental monitoring continued during the quarter. Cultural, social and economic impacts are being investigated by an independent group from within Mendoza University, who will also prepare the Environmental Impact Statement and community development plan.

Waste and mineralised samples were collected for sulphur analysis for preliminary acid rock drainage estimation. Waste and mineralisation bulk density determinations have been conducted on representative core samples by the Institute of Materials and Soils at San Juan University.

Estelar

Acquisition terms

In July 2003, the Company completed the acquisition of a 100% interest in Estelar Resources Limited (“Estelar”), a British Virgin Island corporation that owns the rights to four mineral projects.

The consideration paid by the Company was 1,000,000 common shares. At the time of the acquisition, the Chairman of the Company was a major shareholder (71.3% ownership) of Estelar and received 713,000 common shares of the Company in the acquisition agreement. The Estelar properties carry a 2% net smelter royalty from future production (“NSR”), payable to the previous owner, Argentina Mineral Development (“AMD”).

Property Description

The Estelar projects cover approximately 385 square kilometres in central western Argentina and comprise the Rosarita, Quispe, Dolores and Llanos Ricos gold properties. They have potential for the discovery of epithermal gold and porphyry style copper-gold mineralisation. There are no exploration commitments on the projects. Due to Exeter’s priorities elsewhere, no exploration work was completed by Exeter in 2004. Rosarita was farmed out to Intrepid Minerals Corporation (“Intrepid”) in 2004. In future Exeter plans to seek a joint venture partner on the Quispe, Llanos Ricos and Dolores properties. A confidentiality agreement was signed by one major mining company to review the Quispe, Dolores and Llanos Ricos project data during the quarter.

Rosarita

The Rosarita Project in San Juan Province is 125 sq km in area and lies immediately south of the Casposo gold deposit owned by Intrepid. Intrepid has advanced Casposo to the scoping study stage for a 60,000 ounce per year gold project, based primarily on open pit mining.

Previous mapping, geochemical sampling and geophysical work by AMD and Battle Mountain Gold Company defined several, low priority drill targets at Rosarita. Prospecting was conducted by Exeter in 2003, without defining high priority targets.

On June 10, 2004, Intrepid and Exeter announced an option agreement pursuant to which Intrepid may earn a 50% interest in Rosarita. In order to earn a 50% interest, Intrepid must incur minimum expenditures of US$250,000 in 2005, and complete a total of 5,000 metres of drilling before the end of 2006. The companies would then form a joint venture to conduct further exploration on the property.

Intrepid commenced exploration in 2004, including three drill holes. No significant mineralisation was intersected. No field work was reported by Intrepid during the first quarter, 2005, but further surface sampling and geological mapping is anticipated later in the year.

Quispe

The Quispe Project covers 80 square kilometres in Catamarca province, in northwest Argentina. The project was identified through the assessment of satellite colour anomalies and has potential for porphyry copper-gold deposits and/or high sulphidation epithermal gold systems.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of copper and gold targets on the main Quispe prospect. The property is considered to be ready for drilling.

Uspallata

The Uspallata Project comprises the El Salado, Llanos Ricos and Dolores mineral properties. The properties cover large scale magnetic anomalies that represent targets for copper-gold porphyry exploration. The prospects are located 200 km north of San Juan City, the capital of San Juan Province, Argentina.

The Llanos Ricos-El Salado projects cover 132 sq km and are located at the north end of the Uspallata Graben, a regional structure 350 kilometres long and 50 kilometres wide. Previous AMD exploration and drilling of 30 holes on the El Salado property revealed low–grade, copper-gold mineralisation and an environment conducive for the discovery of additional porphyry systems. The Dolores property is a grass-roots prospect located 75 km south of Llanos Ricos, identified by AMD as a porphyry target. Detailed geological mapping, geochemistry and drilling to test induced polarization anomalies are required to advance the property.

MRP

Acquisition terms

In November 2003, the Company agreed to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company. Of particular interest is the Agua Nueva property that adjoins the La Cabeza property.

In order to maintain rights to the properties, an initial payment of $5,000 was made to the vendor and a further payment of $7,500, in October, 2004. Further payments, totalling $440,000 by October 2015, are required to maintain ownership. MRP will retain a 2% NSR, which Exeter can purchase for $750,000. There are no minimum annual exploration expenditure commitments to MRP.

Property Description

Agua Nueva (La Cabeza North)

The Agua Nueva property covers 266 square kilometres that adjoin the La Cabeza gold property to the east, west and north. Widely-spaced soil geochemical sampling in an area six kilometres northwest of La Cabeza defined a large arsenic soil anomaly of unknown origin. Agua Nueva also covers a set of fault structures that are similar to the mineralised structures at La Cabeza. The structures will be prospected by Exeter to define targets that may represent possible extensions of the La Cabeza gold system.

La Ramada

The property, located in La Rioja Province, comprises exploration titles over a 2.4 square kilometre area. The property requires mapping and geochemical sampling to define targets for drilling.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment hosted and replacement style gold deposits similar to occurrences in the Carlin belt of Nevada. Early exploration by a previous operator defined a number of exploration targets. No work is taking place at present.

Rosarita South

The Rosarita South property, located immediately south of Exeter’s Rosarita Project in San Juan Province, is 42.79 square kilometres in area. Occurrences of alteration similar to those at Rosarita are evident. Limited prospecting has provided geochemical encouragement for possible subsurface gold mineralisation on the property.

CVSA

Acquisition terms

In January 2004, the Company announced that it had secured an option from Cerro Vanguardia Sociedad Anonima (“CVSA”) to acquire all of CVSA’s exploration projects, except those surrounding its Cerro Vanguardia gold mine in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, Exeter can earn a 100% interest in the CVSA lands by spending US$3 million within five years and completing 10,000 metres of drilling on any of the four major projects. CVSA has the right to back into a 60% interest, by paying Exeter 2.5 times Exeter’s expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter’s share of mine development costs at industry standard terms. Should CVSA not elect to back into a project, its interest will revert to a 2% net smelter royalty.

By March 2004, Exeter had completed a due diligence study on the CVSA properties and confirmed the legal status and technical merits of the properties. With the completion of its due diligence Exeter paid CVSA a signature fee of US$75,000, followed by a final US$25,000 in September 2004. The agreement does not require the Company to make any other payment to CVSA.

Property Description

The CVSA properties are grouped into four projects, listed below, of which Cerro Moro was the most advanced at the time of acquisition.

Cerro Moro	13 properties	153 sq km
Other Santa Cruz properties	5 properties	208 sq km
Chubut properties	14 properties	335 sq km
Rio Negro properties	7 properties	351 sq km

Most of the CVSA properties were acquired over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties under the agreement were located by CVSA, using satellite imagery following structural studies, suggesting large alteration systems. The level of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralisation was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004.

Following our exploration program of 2004, a number of the properties were reverted to CVSA in January 2005. A total of 25 properties in 10 projects remain under the agreement, as of the end March 31, 2005.

Cerro Puntudo Project

The 235 square kilometre, Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine, in Santa Province. The known mineralisation is considered to be epithermal and within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarisation geophysical surveys to better define surface mineralisation discovered by CVSA. The resistivity response to the known mineralisation was best developed at zones referred to as Rico and La Quebrada.

Exeter commenced a reverse circulation percussion program, comprising 1,300 metres, before end 2004, and reported results for the entire 2,179 metres drilled in February, 2005. Drill intercepts at depths of 30-40 metres were significantly anomalous (0.5 to 1.5 g/t gold). Results were particularly encouraging at depths of 60-70 metres in two of four deeper drill holes. CPRC24 intersected 20 metres at a grade of 3.6 g/t gold (including 4 meters at a grade of 9.2 g/t gold) in the Rico zone and CPRC27 intersected 27 meters at a grade of 3.7 g/t gold (including 8 metres at a grade of 9.6 g/t gold) in the Quebrada zone, located two kilometres south east of Rico.

A ground magnetic survey was completed during April, and was followed by a reverse circulation drilling program.

Exeter applied for an additional 200 square kilometres of mineral rights surrounding Cerro Puntudo, on behalf of Exeter/CVSA, during the first quarter of 2005.

Cerro Moro Project

The 157 square kilometre Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 km southwest of Puerto Deseado.

Exploration to date has defined 16 vein sets in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 2.5 kilometre area. Low-sulphidation style gold and silver mineralisation is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness between 0.2 and 4.5 metres. Some veins have exceptional silver credits.

CVSA previously had drilled 34 shallow diamond, and/or reverse circulation percussion, drill holes for total of 2,582 metres, distributed over 11 of 22 targets. Drill hole spacings were in the order of 250 metres. Average drill intersection depths were only 30 metres.

In 2004, Exeter completed 40 reverse circulation drill holes, for a total of 2,066 metres. The Company also conducted prospecting and sampling of new veins and an orientation induced polarisation (resistivity) survey.

An orientation ground magnetic survey was completed in April 2005 to establish whether that method would identify the known veins. The survey was successful and led to the deferral of a planned trenching program over geological targets until a more comprehensive magnetic survey is completed. The Company is optimistic that new veins within structures concealed under sand and gravel cover will be identified. Further drilling of Cerro Moro will follow the magnetic survey and the end of the Patagonia winter.

Other Properties of Note

The La Calandria Project in Santa Cruz Province has gold mineralisation associated with tectonic and carapace breccias in a 12 square kilometre, rhyolite flow dome setting. Work completed by CVSA included reconnaissance geological mapping and rock chip sampling. More detailed sampling and geologic mapping has been conducted by Exeter ahead of magnetic surveys planned for later in 2005, to assist mapping and delineation of prospective zones under extensive cover.

On the Verde Project, also in Santa Cruz Province, silver mineralisation relates to at least 30 structures with epithermal quartz veining and alteration zones associated with a nearby rhyolite sinter. Strike lengths of veins range from 100 to 700 metres and widths from 0.7 to 3.0 metres. Work by CVSA included geological mapping and extensive rock chip sampling, which gave high silver values and anomalous gold values. Follow up work by Exeter has included prospecting and geochemical sampling. Silver assay results from 15 g/t to 550 g/t are widespread over an eight square kilometre area to the south of the sinter. During the second quarter, ground magnetic surveys are planned to assist in mapping prospective veins under extensive cover.

The Pilar Project, located in north eastern Chubut Province, contains veins with elevated gold, silver and base metal values, hosted by Jurassic ignimbrites. Prospecting by Exeter has revealed anomalous geochemistry occurrences over an area of 16 square kilometres. Further work has been recommended by management.

Rio Tinto – Southern Chile

In March 2005, the Company signed a binding letter agreement in which Rio Tinto Mining and Exploration Limited (“Rio Tinto”) granted it the right to Rio Tinto’s exploration data covering epithermal gold opportunities identified by Rio Tinto, within an 800 square kilometre area in southern Chile. Rio Tinto previously had not followed up on these opportunities, as its corporate focus is base metals and industrial minerals.

Until Exeter has spent US$50,000, all new exploration data generated by Exeter will be owned by Rio Tinto; thereafter, all project data (new and existing) will be jointly owned. Rio Tinto has the right to acquire a 60% interest in any project property acquired by Exeter, by paying Exeter an amount equal to three times its exploration expenditures to that point. If Rio Tinto does not elect to exercise this option, its interest will revert to a 1% net smelter return royalty on all production.

Base maps and satellite imagery were acquired during the quarter, and an initial prospecting program following up Rio Tinto geochemical anomalies commenced in April.

No properties have been acquired under this agreement at this time.

RESULTS FROM OPERATIONS

Management Changes

In March 2005, Jerry Perkins was appointed as Vice President – Development and Operations of the Company. Mr. Perkins is a Chemical Engineer with 35 years experience in the mining industry.

Subsequent Events

On April 1, 2005, Cecil Bond was appointed as Chief Financial Officer of the Company. Mr Bond is a chartered accountant with 20 years of experience.

Share Capital

The Company began 2005 with 15,356,387 shares outstanding and ended the quarter with 15,857,512 shares outstanding. During the quarter, the Company received total net proceeds of $206,616 from the exercise of warrants and options, and issued a total of 501,125 common shares.

	Warrants Exercised	Options Exercised	Totals
Shares Issued	330,000	171,125	501,125
Net Proceeds	$ 74,350	$132,266	$206,616

Subsequent Events

On April 12, 2005, the Company closed a non-brokered private placement of 1,907,667 units, at a price of $1.20 per unit, for gross proceeds of $2,289,200. Each unit comprised one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at a price of $1.35 per share, for one year.

Following the closing of the private placement on April 12, the Company had 17,765,179 common shares outstanding. In addition, at May 15, 2005 the Company had a total of 3,698,834 warrants and 2,863,000 stock options outstanding for a fully diluted total of 24,327,013 shares. The exercise of all outstanding options and warrants would contribute $6,910,000 to the Company’s treasury.

SUMMARY OF FINANCIAL RESULTS

Selected Information

The interim consolidated financial statements (the “Interim Financial Statements”) for the three month period ended March 31, 2005 have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Interim Financial Statements and the Company’s audited consolidated financial statements for the year ended December 31, 2004 and should be read in conjunction with those statements.

First Quarter ending March 31, 2005

The Company’s exploration program in Argentina continued with $460,619 and $394,282 invested in the La Cabeza and CVSA properties respectively, as the Company continued to advance these projects. Expenditure on other projects totalled $37,727 for total exploration expenditures of $892,628 during the quarter. The quarterly loss of $341,447 is similar to the loss for the fourth quarter of 2004 reflecting the Company’s increasing level of corporate activity over its last two quarters. Significant expenditures during the quarter include $78,427 on investor relations and $56,141 on travel and promotion as the Company continued to develop its investor base in Europe and North America. Stock based compensation costs of $51,933, recognizing the vesting, during the quarter, of options granted as incentives to employees and consultants were included in the loss.

First Quarter 2005 to Fourth Quarter 2004

The quarterly loss for the three months ended March 31, 2005 decreased by approximately $75,000 from the fourth quarter 2004. The decrease in the loss is mainly attributable to higher expenditures in the fourth quarter due to bonuses of $90,000 paid to management, higher accounting and audit fees of approximately $15,000 due to the year end audit; higher investor relations expenditures of approximately $86,000 due to the Company raising investor awareness in Europe and North America and foreign exchange losses of approximately $27,000. In the first quarter of 2005 expenditures on legal fees increased by $12,000 due to increased corporate activity, property examination fees increased by $24,000 as the Company evaluated various new properties and management fees increased due to increases, effective January 2005, in the amount paid to management due to the significant increase in the Company’s level of activity over the last 2 years. Exploration costs rose significantly as the Company increased drilling activities at its La Cabeza and Cerro Puntudo sites.

First Quarter Ended March 31	2005	2004	2003
Interest Income	$ 7,989	$ 12,287	$ 57
Foreign exchange losses	$ (353)	$ (15,440)	$ 0
Write off of mineral properties	$ (0)	$ 77,796	$ 0
Loss	$ 341,447	$ 381,513	$ 47,518
Basic and diluted loss per common share	$ (0.02)	$ (0.03)	$ (0.02)

As at	31 Mar 2005	31 Dec 2004	31 Dec 2003
Working Capital	$ 1,492,524	$ 2,295,578	$ 3,382,861
Total Assets	$ 6,599,979	$ 6,469,275	$ 4,521,468
Total Liabilities	$ 300,956	$ 222,354	$ 139,832
Share Capital	$ 14,319,335	$ 14,078,259	$ 8,351,774
Deficit	$ (8,550,788)	$ (8,209,341)	$ (6,938,245)

First Quarter 2005 and First Quarter 2004

The loss for the first quarter of 2005 was approximately $40,000 lower than the first quarter of 2004, however, there are significant fluctuations in expenditures. Significant changes in expenditure are as follows: investor relations expenditures increased by $72,000, and travel and promotion increased by $33,000 in 2005 as the Company continued to develop its investor base in Europe and North America; legal fees increased by $11,000 in 2005, mainly due to increased corporate activity and the provision of corporate secretarial services; stock exchange listing fees dropped by $27,000 in the first quarter of 2005 due to the high level of expenditure in 2004 related to various financing activities; and stock based compensation dropped by $41,000 due to lower numbers of stock options granted in 2005.

In addition, the Company wrote off the Papagallos properties in 2004 at a cost of $78,000 and incurred foreign exchange losses of $15,000.

Comparison to Prior Quarterly Periods

Summary of Quarterly Results	2005	2004				2003
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Total revenues- Interest	$ 7,989	$10,302	$ 13,166	$ 13,110	$ 12,287	$ 1,309	$ 579	$ 417
Net loss from operations	$341,447	$416,471	$ 242,496	$ 230,686	$ 381,513	$ 256,671	$ 44,706	$ 36,351
Exploration costs	$867,440	$669,548	$ 675,135	$ 622,974	$ 705,400	$ 170,684	$ 182,127	-
Property examination costs	$ 25,188	$ 1,604	$ 30,612	$ (7,776)	$ 34,969	$ 49,661	-	-
Stock-based compensation	$ 51,933	$51,247	$ 55,439	$ 69,131	$ 93,379	$ 95,555	-	-
Basic & diluted loss/ share	$ 0.02	$ 0.03	$ 0.02	$ 0.02	$ 0.03	$ 0.05	$ 0.01	$ 0.01

The net loss from operations has averaged $329,000 per quarter over the last five quarters. Stock based compensation costs have oscillated considerably over the last eight quarters, in accordance with the number of options granted to employees and consultants.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at March 31, 2005 totalled $1,670,846, compared to $2,458,873 at December 31, 2004 and $3,485,036 at December 31, 2003. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from such cash, the Company has no material liquid assets. As the Company has no significant income, cash balances, unless replenished by capital fundraising, will continue to decline as the Company utilizes these funds to conduct its operations.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

In April 2005, the Company raised a further $2,289,200 through a non-brokered private placement. The funds will be used to fund planned exploration programs and for general corporate purposes. The Company will be required to raise additional financing to fund the continued exploration of existing projects, if it acquires new projects or if it exercises options to acquire projects currently under option.

Contractual obligations

There are no material changes to the Company’s contractual obligations as reported in the 2004 Annual Report.

RELATED PARTY TRANSACTIONS

In the first quarter 2005, the Company made payments to directors or officers or to companies controlled by them for management consulting services, exploration services and legal fees in the amount of $175,374 (2004 - $97,256). In addition, rent in the amount of $8,986 (2004 - $Nil) was paid to a company of which the Chairman is a director.

RISKS

The exploration for, and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The Company has no current production of minerals. All of the Company’s properties are currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties is difficult during the winter months of June to October.

The mineral exploration operations of the Company are subject to regulation of government agencies at the federal, state and local levels and consequently the Company requires various approvals to conduct operations. The Company expects that it will be able to obtain the necessary permits to conduct its operations, however there is no certainty that it will be able to do so.

The Company relies on equity and debt financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors are more fully described in the Company’s Form 20-F Registration Statement, File No. 000-51016 filed with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

OUTLOOK

In 2005, Exeter will continue to advance the La Cabeza gold project towards a decision to proceed to a full feasibility study. Drilling will continue at La Cabeza in order to better define and raise the confidence level of the known resource. Drilling of extensions and targets that represent possible new discoveries on the property will also continue with a view to significantly expanding the known gold resource.

In Patagonia, the exploration focus will continue to be on the CVSA property portfolio, and, specifically, the Cerro Puntudo and Cerro Moro projects. The Company will continue to reduce the size of the CVSA property package in order to maintain its focus on “company maker” opportunities.

The recently-announced agreement with Rio Tinto Mining and Exploration Limited, in southern Chile, represents an opportunity to extend Exeter’s experience across the Argentina border into areas of similar geology and prospectivity. Like the agreement with AngloGold Ashanti in Argentina, this agreement with a major international mining company provides Exeter with a strategic opportunity to lower its discovery costs and leverage to fullest advantage its existing presence and expertise in the region.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates

The Company’s accounting policies are discussed in detail in the Annual Consolidated Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property valuations - management uses its best estimate in recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset is located; and

(ii)

contingent liabilities – management evaluates any claims against the Company and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in Accounting Policies

There have been no changes in accounting policies during the three month period ended March 31, 2005.

Management’s Responsibility and Oversight

The disclosures and information contained in this report have been prepared by the management of the Company. Management has implemented and maintained a system of controls and procedures to ensure the timeliness and accuracy of information disclosed herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

1

EXETER RESOURCE CORPORATION

CONSOLIDATED BALANCE SHEETS

(unaudited - prepared by Management)

		March 31, 2005		Dec. 31, 2004
ASSETS				
Current Assets				
Cash and cash equivalents	$	**1,670,846**	$	2,458,873
Accounts receivable and prepaid expenses		**108,764**		20,255
Goods and services tax recoverable		**13,870**		16,124
Share subscription receivable		**-**		22,680
		1,793,480		2,517,932
Property, plant and equipment		**126,719**		139,003
Mineral properties and deferred costs (Note 2)		**4,679,780**		3,812,340
	$	**6,599,979**	$	6,469,275
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	**225,566**	$	89,167
Due to related parties		**75,390**		133,187
		300,956		222,354
SHAREHOLDERS' EQUITY				
Share capital (Note 3)		**14,293,789**		14,078,259
Share subscription advances		**135,000**		-
Contributed surplus		**395,476**		378,003
Deficit		**(8,525,242)**		(8,209,341)
		6,299,023		6,246,921
	$	**6,599,979**	$	6,469,275

Nature of business and continued operations (Note 1)

Subsequent events (Note 6)

On Behalf of the Board

"Yale Simpson"	*"Douglas Scheving"*
Director	Director

The accompanying notes are an integral part of these financial statements.

EXETER RESOURCE CORPORATION

2

EXETER RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited - prepared by Management)

	Three Months ended March 31, 2005	2004
Administration Costs		
Accounting and audit	**$ 3,090**	$ 7,697
Amortization	**6,266**	2,436
Bank charges	**1,791**	1,113
Consulting	**21,564**	46,975
Investor relations	**78,427**	6,293
Legal fees	**30,446**	18,999
Loss on write-off of mineral properties	-	77,796
Management fees	**24,000**	26,250
Office and miscellaneous	**5,727**	2,005
Property examination costs	**25,188**	34,969
Rent	**10,619**	488
Stock-based compensation (Note 3)	**51,933**	93,379
Stock exchange listing and filing fees	**4,800**	32,004
Telecommunications	**1,720**	1,048
Transfer agent	**1,825**	4,049
Travel and promotion	**56,141**	22,859
	323,537	378,360
Interest Income	**(7,989)**	(12,287)
Loss before other items	**315,548**	366,073
Other items		
Loss on conversion of foreign currencies	**353**	15,440
Net loss for the period	**315,901**	381,513
Deficit at beginning of period	**8,209,341**	6,940,870
Deficit at end of period	**$ 8,525,242**	$ 7,322,383
Basic & diluted loss per common share	**$ (0.02)**	**$ (0.03)**
Weighted average number of common shares outstanding	**15,572,887**	12,917,420

EXETER RESOURCE CORPORATION

3

EXETER RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited - Prepared by Management)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
OPERATING ACTIVITIES		
Net loss for the period	**$ (315,901)**	$ (381,513)
Adjustments:		
Amortization	**6,266**	2,436
Loss on write-off of mineral properties	**-**	77,796
Stock-based compensation	**51,933**	93,379
Loss on conversion of foreign currencies	**353**	15,440
	(257,349)	(192,462)
Changes in non-cash working capital		
Accounts receivable and prepaid expenses	**(88,509)**	(6,459)
Goods and services tax recoverable	**2,254**	(40,061)
Accounts payable and accrued liabilities	**136,399**	10,259
Due to related parties	**(57,797)**	(9,140)
	(265,002)	(237,863)
FINANCING ACTIVITIES		
Issue of share capital for cash	**206,616**	1,185,945
Share issue costs	**(25,546)**	(236,083)
Share subscription receivable	**22,680**	-
Share subscription received in advance	**135,000**	-
	338,750	949,862
INVESTING ACTIVITIES		
Acquisition costs of property, plant and equipment	**(2,986)**	(61,563)
Acquisition costs of mineral properties	**-**	(109,934)
Deferred exploration costs, net of amortization and property examination costs	**(858,436)**	(388,127)
	(861,422)	(559,624)
Loss on conversion of foreign currencies	**(353)**	(15,440)
INCREASE (DECREASE) IN CASH	**(788,027)**	136,935
CASH AT BEGINNING OF PERIOD	**2,458,873**	3,485,036
CASH AT END OF PERIOD	**$1,670,846**	$ 3,621,971

EXETER RESOURCE CORPORATION

4

EXETER RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS
(unaudited - prepared by Management)

	La Cabeza Project	CVSA Properties	Other	Three Months Ended March 31, **2005**	2004
Assays	$ 55,537	$ 78,056	$ 349	**$ 133,942**	$ 2,840
Consultants & contractors	7,080	8,345	5,580	**21,005**	66,900
Drilling	121,959	137,826	-	**259,785**	82,674
Engineering	20,045	-	-	**20,045**	-
Field Camp	48,745	18,548	2,823	**70,116**	88,394
Geological	90,119	46,487	10,611	**147,217**	37,241
Geophysical	-	4,537	-	**4,537**	-
Hydrology	8,609	-	-	**8,609**	-
IVA tax	20,583	31,363	-	**51,946**	-
Legal and title	3,610	8,692	1,047	**13,349**	906
Mendoza operations	13,648	14,508	551	**28,707**	37,705
Metallurgical	15,946	-	-	**15,946**	-
Travel	19,129	29,030	16,041	**64,200**	57,447
Wages and Benefits	35,609	16,890	725	**53,224**	51,278
	460,619	394,282	37,727	**892,628**	425,385
Property examination costs			(25,188)	**(25,188)**	(34,969)
TOTAL COSTS INCURRED DURING THE PERIOD	460,619	394,282	12,539	**867,440**	390,416
BALANCE OF COSTS, BEGINNING OF PERIOD	1,953,231	975,008	97,629	**3,025,868**	357,811
	2,413,850	1,369,290	110,168	**3,893,308**	748,227
Write-off of costs					(77,796)
BALANCE OF COSTS, END OF PERIOD	$ 2,413,850	$ 1,369,290	$ 110,168	**$ 3,893,308**	$ 670,431

EXETER RESOURCE CORPORATION

5

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005

(unaudited – prepared by Management)

____________________________________________________________________________________

1.	NATURE OF BUSINESS AND CONTINUED OPERATIONS

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition, exploration and development of mineral properties located in Argentina.

These financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, rather than through a process of forced liquidation.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and upon future profitable production or disposition of such reserves.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the Company’s consolidated financial statements for the year ended December 31, 2004, without the note disclosures required for audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

2.	MINERAL PROPERTIES

	Acquisition Costs	Deferred Exploration Costs	March 31, 2005 Total	December 31, 2004 Total
La Cabeza Project	$ 406,752	$ 2,413,850	$ 2,820,602	$ 2,359,983
Estelar Properties	238,648	109,709	348,357	335,818
MRP Properties	12,500	459	12,959	12,959
CVSA Properties	128,572	1,369,290	1,497,862	1,103,580

	$ 786,472	$3,893,308	$ 4,679,780	$ 3,812,340
3.	SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005

(unaudited – prepared by Management)

____________________________________________________________________________________

March 31, 2005			December 31, 2004
Number of Shares	Amount		Number of Shares	Amount
Balance, beginning of period/year	15,356,387	$14,078,259	8,512,837	$ 8,351,774
Issued during the period/year for:
Cash	501,125	206,616	3,949,770	3,184,057
Share subscription advances	-	-	2,876,980	2,876,980
Share subscription receivable	-	-	16,800	22,680
Contributed surplus allocated	-	34,460	-	10,366
Share Issue Costs	-	(25,546)	-	(367,598)

Balance, end of period/year	15,857,512	$14,293,789	15,356,387	$ 14,078,259

Transactions for the Issue of Share Capital

During the Three Months ended March 31, 2005

a)	The Company issued 149,750 shares at a price of $0.76 per share for a total consideration of $113,810 pursuant to the exercise of stock options.
b)	The Company issued 15,625 shares at a price of $0.85 per share for a total consideration of $13,281 pursuant to the exercise of stock options.
c)	the Company issued 5,750 shares at a price of $0.90 per share for a total consideration of $5,175 pursuant to the exercise of stock options.

In addition, an amount totaling $34,460 representing stock-based compensation recognized on vesting of the above stock options was allocated to share capital.

d)	The Company issued 175,000 shares pursuant to the exercise of 175,000 share purchase warrants at a price of $0.23 per share for a total consideration of $40,250.
e)	The Company issued 155,000 shares pursuant to the exercise of 155,000 share purchase warrants at a price of $0.22 per share for a total consideration of $34,100.

Stock Option Plan:

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares issuable pursuant to options granted under the plan may not exceed 3,067,917. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest on the award date, and one-eighth shall vest every three months thereafter.

EXETER RESOURCE CORPORATION

7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005

(unaudited – prepared by Management)

____________________________________________________________________________________

A summary of the status of options granted under the Plan as of March 31, 2005 and December 31, 2004, and changes during the period/year then ended, is as follows:

	March 31, 2005		December 31, 2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, Beginning of period/year	2,714,750	$ 0.93	816,750	$ 0.43
Forfeited/cancelled	(305,625)	1.34	(80,000)	1.08
Granted	325,000	1.20	2,013,000	1.12
Exercised	(171,125)	0.77	(35,000)	0.41
Options outstanding, End of period/year	2,563,000	$ 0.93	2,714,750	$ 0.93

At March 31, 2005, the Company had outstanding stock options to acquire 2,563,000 shares as follows:

Number of Shares	Exercise Price	Expiry Date
100,000	$1.200	May 1, 2006
75,000	$1.000	October 8, 2006
100,000	$1.300	December 30, 2006
167,000	$0.220	March 20, 2008
465,000	$0.405	August 15, 2008
1,183,000	$1.080	January 21, 2009
10,000	$1.410	April 7, 2009
34,250	$0.900	June 14, 2009
3,750	$0.850	June 21, 2009
100,000	$1.000	October 8, 2009
325,000	$1.200	March 22, 2010
2,563,000

Stock-based compensation:

Effective January 1, 2003, the Company adopted the fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis. The fair values of options vested during the three months ended March 31, 2005 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	30.16%
Risk-free interest rate	3.61%
Expected life	2.44 years
Expected dividend yield	0%

EXETER RESOURCE CORPORATION

8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005

(unaudited – prepared by Management)

____________________________________________________________________________________

Stock-based compensation recognized, on the vesting of stock options granted, in the quarter totalling $51,933 was allocated to contributed surplus.

Warrants:

At March 31, 2005, the Company had outstanding share purchase warrants exercisable to acquire 4,824,150 shares as follows:

Number	Exercise Price	Expiry Date
2,079,150 (1)	$1.35	April 12, 2005
1,345,000	$0.75	October 30, 2005
1,400,000	$1.35	October 22, 2006
4,824,150

(1) subsequently expired
4.	RELATED PARTY TRANSACTIONS
a)	Exploration and development fees totalling $41,250 (2004 - $24,645) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.
b)	Legal fees of $53,296 (2004 – $20,208) were paid to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.
c)	Exploration and development fees of $45,928 (2004 – $28,403) were paid or accrued to a corporation of which the Vice-President, Exploration is a consultant.
d)	Management fees of $24,000 (2004 – $18,000) were paid to a corporation controlled by the Chairman of the Company.
e)	Rent and office expenses of $8,986 (2004 – Nil) were paid to a corporation related by a common director.
f)	Financial administration fees of $10,900 (2004 – Nil) were paid or accrued to a corporation controlled by the former Chief Financial Officer of the Company.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

5.	SEGMENTED INFORMATION
The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development.

Following is a summary of assets and liabilities by geographical segment:

EXETER RESOURCE CORPORATION

9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005

(unaudited – prepared by Management)

____________________________________________________________________________________

	Canada	Argentina	Total
March 31, 2005
Cash and cash equivalents	$ 1,606,961	$ 63,885	$ 1,670,846
Other current assets	96,552	26,053	122,605
Property plant and equipment	55,506	71,213	126,719
Mineral properties, including deferred costs	-	4,679,780	4,679,780
	1,759,049	4,840,931	6,599,829
Current Liabilities	(147,060)	(157,246)	(304,306)
	$ 1,611,989	$ 4,683,685	$ 6,295,523

	Canada	Argentina	Total
December 31, 2004
Cash and cash equivalents	$ 2,370,947	$ 88,376	$ 2,458,873
Other current assets	47,782	11,187	59,059
Property, plant and equipment	61,283	77,720	139,003
Mineral properties, including deferred costs	-	3,812,340	3,812,340
	2,479,652	3,989,623	6,469,275
Current Liabilities	(197,447)	(24,907)	(222,354)
	$ 2,282,205	$ 3,964,716	$ 6,246,921
6.	SUBSEQUENT EVENTS

On April 12, 2005, the Company closed a non-brokered private placement of 1,907,667 units, at a price of $1.20 per unit, for gross proceeds of $2,289,200. Each unit comprised one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at a price of $1.35 per share, for one year. $135,000 relating to the private placement was received prior to March 31, 2005.

EXETER RESOURCE CORPORATION

10

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Cecil Bond, CFO of Exeter Resource Corporation, certify that:

1.	I have reviewed the interim filings of Exeter Resource Corporation, (the issuer) for the interim period ended March 31, 2005;
2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interims filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:	May 30, 2005
(signed) “Cecil Bond”		CFO

[Signature]                                                                                    [Title]

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Bryce Roxburgh, CEO of Exeter Resource Corporation, certify that:

1.	I have reviewed the interim filings of Exeter Resource Corporation, (the issuer) for the interim period ending March 31, 2005;
2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:	May 30, 2005
(signed) “Bryce Roxburgh”		CEO

[Signature]                                                                                    [Title]

____________________________________________

NOTICE OF ANNUAL AND SPECIAL MEETING

____________________________________________

Notice is hereby given that the Annual and Special Meeting (the “Meeting”) of the shareholders of EXETER RESOURCE CORPORATION (the “Company”) will be held on June 24, 2005 at Suite 301, 700 West Pender Street, Vancouver, British Columbia, Canada, at the hour of 10:00 am (local time in Vancouver) for the following purposes:

1.	To receive the audited annual financial statements of the Company for its financial year ended December 31, 2004;
2.	To determine the number of directors at 5;
3.	To elect directors for the ensuing year;
4.	To appoint MacKay LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration;
5.

To consider and, if deemed appropriate, pass special resolutions approving the alteration of the Company’s Notice of Articles to terminate the application of the Pre-Existing Company Provisions of the Business Corporations Act (British Columbia);

6.	To consider and, if deemed appropriate, pass special resolutions approving the adoption of a new form of Articles for the Company;
7.	To approve an amendment to the Company’s Stock Option Plan; and
8.	To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of proxy (the “Proxy”).

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 24th day of May, 2005.

BY ORDER OF THE BOARD

“Yale Simpson”

Yale Simpson

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date October 4, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director